Exhibit 1(d)


                             MUNIYIELD FUND, INC.

                           Articles of Amendment to
                        Articles Supplementary creating
                                five series of
                      Auction Market Preferred Stock(R)


     MUNIYIELD FUND, INC., a Maryland corporation having its principal Maryland office in the City of Baltimore (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

     FIRST: The Articles Supplementary, dated December 19, 1991 and received and approved for record on December 20, 1991, creating five series of Auction Market Preferred Stock of the Corporation (the "Articles Supplementary") are hereby amended by the addition of the following definitions to paragraph 1(a) thereof:

     "Marginal Tax Rate" means the maximum marginal regular Federal individual income tax rate applicable to ordinary income or the maximum marginal regular Federal corporate income tax rate, whichever is greater.

     "Moody's Volatility Factor" means 272% as long as there has been no increase enacted to the Marginal Tax Rate. If such an increase is enacted but not yet implemented, the Moody's Volatility Factor shall be as follows:





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(R) Registered trademark of Merrill Lynch & Co., Inc.

          % Change in                      Moody's Volatility
        Marginal Tax-Rate                       Factor
     ---------------------                ---------------------
               5%                                 292%
               10                                 313
               15                                 338
               20                                 364
               25                                 396
               30                                 432
               35                                 472
               40                                 520

Notwithstanding the foregoing, the Moody's Volatility Factor may mean such other potential dividend rate increase factor as Moody's advises the Corporation in writing is applicable.

     "S&P Volatility Factor" means 304% or such other potential dividend rate increase factor as S&P advises the Corporation in writing is applicable.

     "Taxable Equivalent of the Short Term Municipal Bond Rate" on any date means 90% of the quotient of (A) the per annum rate expressed on an interest equivalent basis equal to the Kenny S&P 30 day High Grade Index or any successor index (the "Kenny Index"), made available for the Business Day immediately preceding such data but in any event not later than 8:30 A.M., New York City time, on such date by Kenny Information Systems Inc. or any successor thereto, based upon 30-day yield evaluations at par of bonds the interest on which is excludable for regular Federal income tax purposes under the Code of "high grade" component issuers selected by Kenny Information Systems Inc. or any such successor from time to time in its discretion, which component issuers shall include, without limitation, issuers of general obligation bonds but shall exclude any bonds the interest on which constitutes an item of tax preference under Section 57(a)(5) of the Code, or successor provisions for purposes of the "alternative minimum tax," divided by (B) 1.00 minus the Marginal Tax Rate (expressed as a decimal); provided, however, that if the Kenny Index is not made so available by 8:30 A.M., New York City time, on such date by Kenny Information Systems Inc. or any successor, the Taxable Equivalent of the Short-Term Municipal Bond Rate shall mean the quotient of
(A) the per annum rate expressed on an interest equivalent basis equal to the most recent Kenny Index so made available for any preceding Business Day, divided by (B) 1.00 minus the Marginal Tax Rate (expressed as a decimal).

     SECOND: The Articles Supplementary are hereby amended by striking out the definitions labeled "AMPS Basic Maintenance Amount," "Long Term Dividend Period," "Reference Rate" and "Special Dividend Period" in paragraph 1(a) thereof and inserting in lieu thereof the following:

     "AMPS Basic Maintenance Amount," as of any Valuation Date, means the dollar amount equal to (i) the sum of (A) the product of the number of shares of AMPS of all series and other AMPS outstanding on such Valuation Date multiplied by the sum of (a) $50,000 and (b) any applicable redemption premium attributable to the designation of a Premium Call Period; (B) the aggregate amount of cash dividends (whether or not earned or declared) that will have accumulated for each share of AMPS and Other AMPS Outstanding, in each case, to (but not including) the end of the current Dividend Period that follows such Valuation Date; (C) the aggregate amount of cash dividends that would accumulate at the then current Maximum Applicable Rate on any shares of AMPS and Other AMPS Outstanding from the end of such Dividend Period through the 49th day after such Valuation Date, multiplied by the larger of the Moody's Volatility Factor and the S&P Volatility Factor (currently 304%) determined from time to time by Moody's and S&P, respectively (except that if such Valuation Date occurs during a Non-Payment Period, the cash dividend for purposes of calculation would accumulate at the then current Non-Payment Period Rate); (D) the amount of anticipated expenses of the Corporation for the 90 days subsequent to such Valuation Date; (E) the amount of the Corporation's Maximum Potential Additional Dividend Liability as of such Valuation Date; and (F) any current liabilities as of such Valuation Date to the extent not reflected in any of (i)(A) through (i)(E) (including, without limitation, and immediately upon determination, any amounts due and payable by the Corporation pursuant to repurchase agreements and any payables for Municipal Bonds purchased as of such Valuation Date) less (ii) the sum of (A) the lesser of (1) the aggregate of (a) the book value of receivable for Municipal Bonds sold as of or prior to such Valuation Date if such receivables are due within five Business Days of such Valuation Date, and if the trades which generated such receivables are (x) settled through clearing house firms with respect to which the Corporation has received prior written authorization from Moody's or (y) with counterparties having a Moody's long term debt rating of at least Baa3, and (b) the Discounted Value of Municipal Bonds sold as of or prior to such Valuation Date which generated receivables calculated using the Moody's Discount Factor applicable to such Municipal Bonds, if such receivables are due within five Business Days of such Valuation Date but do not comply with either of conditions (x) or (y) of the preceding clause (a) and (2) the Discounted Value of such Municipal Bonds calculated using the higher of the S&P Discount Factor and the Moody's Discount Factor applicable to such Municipal Bonds and (E) the Discounted Value of any of the Corporation's assets irrevocably deposited by the Corporation for the payment of the amount needed to redeem shares of AMPS subject to redemption or any of
(i)(B) through (i)(F).

     "Long Term Dividend Period" means a Special Dividend Period consisting of a specified period of one whole year or more but not greater than five years.

     "Reference Rate" means: (i) with respect to a Dividend Period or a Short Term Dividend Period having 28 or fewer days, the higher of the applicable "AA" Composite Commercial Paper Rate and the Taxable Equivalent of the Short Term Municipal Bond Rate, (ii) with respect to any Short Term Dividend Period having more than 28 but fewer than 183 days, the applicable "AA" Composite Commercial Paper Rate, (iii) with respect to any Short Term Dividend Period having 183 or more but fewer than 364 days, the applicable U.S. Treasury Bill Rate and (iv) with respect to any Long Term Dividend Period, the applicable U.S. Treasury Note Rate.

     "Special Dividend Period" means a Dividend Period consisting of (i) a specified number of days (other than 28 in the case of Series A AMPS, Series B AMPS, Series C AMPS and Series D AMPS and other than seven in the case of Series E AMPS), evenly divisible by seven, and not fewer than seven nor more than 364 or (ii) a specified period of one whole year or more but not greater than five years (in each case subject to adjustment as provided in paragraph 2(b)(1)).

     THIRD: The Articles Supplementary are hereby amended by striking out paragraph 2 thereof and inserting in lieu thereof the following:

     2. Dividends. (a) The Holders shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, out of funds legally available therefor, cumulative dividends each consisting of (i) cash at the Applicable Rate, (ii) a Right to receive cash as set forth in paragraph 2(e) below, and (iii) any additional amounts as set forth in paragraph 2(f) below, and no more, payable on the respective dates set forth below. Dividends on the shares of AMPS so declared and payable shall be paid (i) in preference to and in priority over any dividends declared and payable on the Common Stock, and
(ii) to the extent permitted under the Code and to the extent available, out of net tax-exempt income earned on the Corporation's investments. To the extent permitted under the Code, dividends on shares of AMPS will be designated as exempt-interest dividends. For the purposes of this section, the term "net tax-exempt income" shall exclude capital gains of the Corporation.

     (b) (i) Cash dividends on shares of AMPS shall accumulate from the Date of Original Issue and shall be payable, when, as and if declared by the Board of Directors commencing on the Initial Dividend Payment Date with respect to each series of AMPS. Following the Initial Dividend Payment Date for each series of AMPS, dividends on such series of AMPS will be payable at the option of the Corporation, either (i) with respect to any 7-day Dividend Period, any 28-day Dividend Period and any Short Term Dividend Period of 35 or fewer days, on the day next succeeding the last day thereof and (ii) with respect to any Short Term Dividend Period of more than 35 days and with respect to any Long Term Dividend Period, monthly on the first day of each calendar month during such Short Term Dividend Period or Long Term Dividend Period and on the day next succeeding the 1ast day thereof (each such date referred to in clause (i) or (ii) being herein referred to as a "Normal Dividend Payment Date"), except that (i) if such Normal Dividend Payment Date is not a Business Day, then the Dividend Payment Date shall be the next succeeding date if both such dates following the Normal Dividend Payment Date are Business Days, or (ii) if the date following such Normal Dividend Payment Date is not a Business Day, then the Dividend Payment Date will be the date next preceding such Normal Dividend Payment Date if both such date and such Normal Dividend Payment Date are Business Days or (iii) if such Normal Dividend Payment Date and either the preceding date or the succeeding date are not Business Days, then the Dividend Payment Date shall be the first Business Day next preceding such Normal Dividend Payment Date that is next succeeded by a Business Day. Although any particular Dividend Payment Date may not occur on the originally scheduled date because of the exceptions discussed above, the next succeeding Dividend Payment Date, subject to such exceptions, will occur on the next following originally scheduled date. If for any reason a Dividend Payment Date cannot be fixed as described above, then the Board of Directors shall fix the Dividend Payment Date. The Initial Dividend Period, 7-day Dividend Periods, 28-day Dividend Periods and Special Dividend Periods are hereinafter sometimes referred to as Dividend Periods. Each dividend payment date determined as provided above is hereinafter referred to as a "Dividend Payment Date."

     (ii) Each dividend shall be paid to the Holders as they appear in the Stock Register as of 12:00 noon, New York City time, on the Business Day preceding the Dividend Payment Date. Dividends in arrears for any past Dividend Period may be declared and paid at any time, without reference to any regular Dividend Payment Date, to the Holders as they appear on the Stock Register on a date, not exceeding 15 days prior to the payment date therefor, as may be fixed by the Board of Directors of the Corporation.

     (c) (i) During the period from and including the Date of Original Issue to but excluding the Initial Dividend Payment Date (the "Initial Dividend Period"), the Applicable Rate shall be the Initial Dividend Rate. Commencing on the Initial Dividend Payment Date, the Applicable Rate for each subsequent dividend period (hereinafter referred to as a "Subsequent Dividend Period"), which Subsequent Dividend Period shall commence on and include a Dividend Payment Date and shall end on and include the calendar day prior to the next Dividend Payment Date (or last Dividend Payment Date in a Dividend Period if there is more than one Dividend Payment Date), shall be equal to the rate per annum that results from implementation of the Auction Procedures.

     The Applicable Dividend Rate for each Dividend Period commencing during a Non-Payment Period shall be equal to the Non Payment Period Rate; and each Dividend Period, commencing after the first day of, and during, a Non-Payment Period shall be a 28-day Dividend Period in the case of Series A AMPS, Series B AMPS, Series C AMPS and Series D AMPS and a 7-day Dividend Period in the case of Series E AMPS, provided that if the preceding Dividend Period for Series A AMPS, Series B AMPS, Series C AMPS or Series D AMPS is a Special Dividend Period of less than 28 days, the Dividend Period commencing during a Non-Payment Period will be the same length as such preceding Dividend Period. Except in the case of the willful failure of the Corporation to pay a dividend on a Dividend Payment Date or to redeem any of AMPS on the date set for such redemption, any amount of any dividend due on any Dividend Payment Date (if, prior to the close of business on the second Business Day preceding such Dividend Payment Date, the Corporation has declared such dividend payable on such Dividend Payment Date to the Holders of such shares of AMPS as of 12:00 noon, New York City time, on the Business Day preceding such Dividend Payment
Date) or redemption price with respect to any shares of AMPS not paid to such Holders when due may be paid to such Holders in the same form of funds by 12:00 noon, New York City time, on any of the first three Business Days after such Dividend Payment Date or due date, as the case may be, provided that, such amount is accompanied by a late charge calculated for such period of non-payment at the Non-Payment Period Rate applied to the amount of such non-payment based on the actual number of days comprising such period divided by 365. In the case of a willful failure of the Corporation to pay a dividend on a Dividend Payment Date or to redeem any shares of AMPS on the date set for such redemption, the preceding sentence shall not apply and the Applicable Dividend Rate for the Dividend Period commencing during the Non-Payment Period resulting from such failure shall be the Non-Payment Period Rate. For the purposes of the foregoing, payment to a person in same-day funds on any Business Day at any time shall be considered equivalent to payment to such person in New York Clearing House (next-day) funds at the same time on the preceding Business Day, and any payment made after 12:00 noon, New York City time, on any Business Day shall be considered to have been made instead in the same form of funds and to the same person before 12:00 noon, New York City times, on the next Business Day.

     (ii) The amount of cash dividends per share of AMPS payable (if declared) on each Dividend Payment Date of each 7-day Dividend Period, 28-day Dividend Period and Short Term Dividend Period shall be computed by multiplying the Applicable Rate for such Dividend Period by a fraction, the numerator of which will be the number of days in such Dividend Period such share was outstanding and the denominator of which will be 365, multiplying the amount so obtained by $50,000, and rounding the amount so obtained to the nearest cent. During any Long Term Dividend Period, the amount of dividends per share payable on any Dividend Payment Date shall be computed on the basis of a year consisting of twelve 30-day months.

     (iii) With respect to each Dividend Period that is a Special Dividend Period, the Corporation may, at its sole option and to the extent permitted by law, by telephonic and written notice (a "Request for Special Dividend Period") to the Auction Agent and to each Broker-Dealer, request that the next succeeding Dividend Period for a series of AMPS be a number of days (other than 28 in the case of Series A AMPS, Series B AMPS, Series C AMPS and Series D AMPS and other than seven in the case of Series E AMPS) evenly divisible by seven, and not fewer than seven or more than 364 in the case of a Short Term Dividend Period or one whole year or more but not greater than five years in the case of a Long Term Dividend Period, specified in such notice, provided that for any Auction occurring after the initial Auction, the corporation may not give a Request for Special Dividend Period (and any such request shall be null and void) unless the Corporation has received written confirmation from S&P and Moody's that such action would not impair the ratings then assigned to the AMPS by S&P and Moody's and unless Sufficient Clearing Bids were made in the last occurring Auction and unless full cumulative dividends, any amounts due with respect to redemptions, and any Additional Dividends payable prior to such date have been paid in full. Such Request for Special Dividend Period, in the case of a Short Term Dividend Period, shall be given on or prior to the fourth day but not more than seven days prior to an Auction Date for a series of AMPS and, in the case of a Long Term Dividend Period, shall be given on or prior to the 14th day but not more than 28 days prior to an Auction Date for the AMPS. Upon receiving such Request for Special Dividend Period, the Broker-Dealer(s) shall jointly determine whether, given the factors set forth below, it is advisable that the Corporation issue a Notice of Special Dividend Period for the series of AMPS as contemplated by such Request for Special Dividend Period and the Optional Redemption Price of the AMPS during such Special Dividend Period and the Specific Redemption Provisions and shall give the Corporation and the Auction Agent written notice (a "Response") of such determination by no later than the third day prior to such Auction Date. In making such determination the Broker-Dealer(s) will consider (1) existing short-term and long-term market rates and indices of such short-term and long-term rates, (2) existing market supply and demand for short-term and long-term securities, (3) existing yield curves for short-term and long-term securities comparable to the AMPS, (4) industry and financial conditions which may affect the AMPS, (5) the investment objective of the Corporation, and (6) the Dividend Periods and dividend rates at which current and potential beneficial holders of the AMPS would remain or become beneficial holders. If the Broker-Dealer(s) shall not give the Corporation and the Auction Agent a Response by such third day or if the Response states that given the factors set forth above it is not advisable that the Corporation give a Notice of Special Dividend Period for the Series of AMPS, the Corporation may not give a Notice of Special Dividend Period in respect of such Request for Special Dividend Period. In the event the Response indicates that it is advisable that the Corporation give a Notice of Special Dividend Period for the series of AMPS, the Corporation may by no later than the second day prior to such Auction Date give a notice (a "Notice of Special Dividend Period") to the Auction Agent, the Securities Depository and each Broker-Dealer which notice will specify (i) the duration of the Special Dividend Period, (ii) the Optional Redemption Price as specified in the related Response and (iii) the Specific Redemption Provisions, if any, as specified in the related Response. The Corporation shall not given a Notice of Special Dividend Period and, if the Corporation has given a Notice of Special Dividend Period, the Corporation is required to give telephonic and written notice (a "Notice of Revocation") to the Auction Agent, each Broker-Dealer, and the Securities Depository on or prior to the day prior to the relevant Auction Date if (x) either the 1940 Act AMPS Coverage is not satisfied or the Corporation shall fail to maintain S&P Eligible Assets and Moody's Eligible Assets each with an aggregate Discounted Value at least equal to the AMPS Basic Maintenance Amount, in each case on each of the two Valuation Dates immediately preceding the business day prior to the relevant Auction Date on an actual basis and on a pro forma basis giving effect to the proposed Special Dividend Period (using as a pro forma dividend rate with respect to such Special Dividend Period the dividend rate which the Broker-Dealers shall advise the Corporation is an approximately equal rate for securities similar to the AMPS with an equal dividend period), provided that, in calculating the aggregate Discounted Value of Moody's Eligible Assets for this purpose, the Moody's Exposure Period shall be deemed to be one week longer, (y) sufficient funds for the payment of dividends payable on the immediately succeeding Dividend Payment Date have not been irrevocably deposited with the Auction Agent by the close of business on the third Business Day preceding the related Auction Date or (z) the Broker-Dealer(s) jointly advise the Corporation that after consideration of the factors listed above they have concluded that it is advisable to give a Notice of Revocation. If the Corporation is prohibited from giving a Notice of Special Dividend Period as a result of any of the factors enumerated in clause
(x), (y) or (z) of the prior sentence or if the Corporation gives a Notice of Revocation with respect to a Notice of Special Dividend Period for any series of AMPS, the next succeeding Dividend Period for that series will be a 28-day Dividend Period in the case of Series A AMPS, Series B AMPS, Series C AMPS and Series D AMPS, and a 7-day Dividend Period in the case of Series E AMPS, provided that if the then current Dividend Period for Series A AMPS, Series B AMPS, Series C AMPS or Series D AMPS is a Special Dividend Period of less than 28 days, the next succeeding Dividend Period for such series of AMPS will be the same length as such current Dividend Period. In addition, in the event Sufficient Clearing Bids are not made in the applicable Auction or such Auction is not held for any reason, such next succeeding Dividend Period will be a 28-day Dividend Period (in the case of Series A AMPS, Series B AMPS, Series C AMPS and Series D AMPS) or a 7-day Dividend Period (in the case of Series E AMPS) and the Corporation may not again give a Notice of Special Dividend Period for the AMPS (and any such attempted notice shall be null and void) until Sufficient Clearing Bids have been made in an Auction with respect to a 28-day Dividend Period (in the case of Series A AMPS, Series B AMPS, Series C AMPS and Series D AMPS) or a 7-day Dividend Period (in the case of Series E AMPS).

     (d) (i) Holders shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends and applicable late charge, as herein provided, on the shares of AMPS (except for Additional Dividends as provided in paragraph 2(e) hereof and additional payments as provided in paragraph 2(f) hereof). Except for the late charge payable pursuant to paragraph 2(c)(i) hereof, no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment on the shares of AMPS that may be in arrears.

     (ii) For so long as any share of AMPS is outstanding, the Corporation shall not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, Common Stock or other stock, if any, ranking junior to the shares of AMPS as to dividends or upon liquidation) in respect of the Common Stock or any other stock of the Corporation ranking junior to or on a parity with the shares of AMPS as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any shares of the Common Stock or any other such junior stock (except by conversion into or exchange for stock of the Corporation ranking junior to the shares of AMPS as to dividends and upon liquidation) or any other such Parity Stock (except by conversion into or exchange for stock of the corporation ranking junior to or on a parity with the shares of AMPS as to dividends and upon liquidation), unless (A) immediately after such transaction, the Corporation shall have S&P Eligible Assets and Moody's Eligible Assets each with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount and the Corporation shall maintain the 1940 Act AMPS Asset Coverage, (B) full cumulative dividends on shares of AMPS and shares of Other AMPS due on or prior to the date of the transaction have been declared and paid or shall have been declared and sufficient funds for the payment thereof deposited with the Auction Agent, (C) any Additional Dividend required to be paid under paragraph 2(e) below on or before the date of such declaration or payment has been paid and (D) the Corporation has redeemed the full number of shares of AMPS required to be redeemed by any provision for mandatory redemption contained herein.

     (e) Each dividend shall consist of (i) cash at the Applicable Dividend Rate, (ii) an uncertificated right (a "Right") to receive an Additional Dividend (as defined below), and (iii) any additional amounts as set forth in paragraph 2(f) below. Each Right shall thereafter be independent of the share or shares of AMPS on which the dividend was paid. The Corporation shall cause to be maintained a record of each Right received by the respective Holders. A Right may not be transferred other than by operation of law. If the corporation retroactively allocates any net capital gains or other taxable income to shares of AMPS without having given advance notice thereof to the Auction Agent as described in paragraph 2(f) hereof solely by reason of the fact that such allocation is made as a result of the redemption of all or a portion of the outstanding shares of AMPS or the liquidation of the Corporation (the amount of such allocation referred to herein as a "Retroactive Taxable Allocation"), the Corporation will, within 90 days (and generally within 60 days) after the end of the Corporation's fiscal year for which a Retroactive Taxable Allocation is made, provide notice thereof to the Auction Agent and to each holder of a Right applicable to such shares of AMPS (initially Cede & Co. as nominee of The Depository Trust Company) during such fiscal year at such holder's address as the same appears or last appeared on the stock books of the Corporation. The Corporation will, within 30 days after such notice is given to the Auction Agent, pay to the Auction Agent (who will then distribute to such holders of Rights), out of funds legally available therefor, an amount equal to the aggregate Additional Dividend with respect to all Retroactive Taxable Allocations made to such holders during the fiscal year in question.

     An "Additional Dividend" means payment to a present or former holder of shares of AMPS of an amount which, when taken together with the aggregate amount of Retroactive Taxable Allocations made to such holder with respect to the fiscal year in question, would cause such holder's dividends in dollars from the aggregate of both the Retroactive Taxable Allocations and the Additional Dividend to be equal to the dollar amount of the dividends which would have been received by such holder if the amount of the aggregate Retroactive Taxable Allocations would have been excludable from the gross income of such holder. Such Additional Dividend shall be calculated (i) without consideration being given to the time value of money; (ii) assuming that no holder of shares of AMPS is subject to the Federal alternative minimum tax with respect to dividends received from the Corporation; and (iii) assuming that each Retroactive Taxable Allocation would be taxable in the hands of each holder of shares of AMPS at the maximum marginal regular Federal income tax rate applicable to individuals or corporations, whichever is greater, in effect during the fiscal year in question.

     (f) Except as provided below, whenever the Corporation intends to include any net capital gains or other taxable income in any dividend on shares of AMPS, the Corporation will notify the Auction Agent of the amount to be so included at least five Business Days prior to the Auction Date on which the Applicable Rate for such dividend is to be established. The Corporation may also include such income in a dividend on shares of AMPS without giving advance notice thereof if it increases the dividend by an additional amount calculated as if such income was a Retroactive Taxable Allocation and the additional amount was an Additional Dividend.

     (g) No fractional shares of AMPS shall be issued.

     FOURTH: The foregoing amendment to the Articles Supplementary of the Corporation has been duly approved by the Corporation in the manner and by the vote required by its Charter and the laws of Maryland. The manner of approval by the Corporation of the amendment set forth in these Articles is as follows. The Board of Directors of the corporation at a meeting thereof held on June 12, 1992, duly adopted a resolution that declared that said amendment was advisable and directed that it be submitted for consideration by the stockholders at a Special Meeting of Stockholders. The amendment was duly approved by the Corporation's stockholders in the manner and by the vote required by law and the Charter of the Corporation at the Special Meeting of Stockholders held on August 17, 1992, by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding shares of Common Stock and Preferred Stock of the Corporation voting together as a single class.

     The undersigned Vice President acknowledges these Articles of Amendment to be the corporate act of the Corporation and states that to the best of his knowledge, information and belief the matters and facts set forth in these Articles with respect to the authorization and approval of the amendment of the Corporation's Articles Supplementary are true in all material respects, and that this statement is made under the penalties of perjury.

     IN WITNESS WHEREOF, MUNIYIELD FUND, INC. has caused these Articles to be signed in its name and on its behalf by its Vice President and attested by its Secretary on November 12, 1992.


                                         MUNIYIELD FUND, INC.

                                         By -----------------------------
                                            Name: Vice President


Attest:

/s/ Mark Goldfus
    --------------
    Mark Goldfus, Secretary